EXHIBIT 12
PILGRIM’S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Three Months Ended
	December 29, 2007	December 30, 2006
Earnings (loss):	(In thousands, except ratios)
Loss before income taxes	$(24,555)	$(14,500)
Add: Total fixed charges	32,434	18,073
Less: Interest capitalized	1,589	1,068

Total earnings	$6,290	$2,505

Fixed charges:
Interest expense	$31,924	$14,982
Portion of rental expense representative of the interest factor	510	3,091

Total fixed charges	$32,434	$18,073

Ratio of earnings to fixed charges	(a)	(b)

(a)  Earnings were insufficient to cover fixed charges by $26,144.

(b)  Earnings were insufficient to cover fixed charges by $15,568.